UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

Transcept Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
89354 M 10 6
(CUSIP Number)
W. STEPHEN HOLMES III
INTERWEST PARTNERS
2710 SAND HILL ROAD, SUITE 200
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 854-8585
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on September 20, 2011 as described in Item 3 below.

2.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS InterWest Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,983,884 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,983,884 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Harvey B. Cash (“Cash”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Thomas L. Rosch (“Rosch”), Bruce A. Cleveland (“Cleveland”), Christopher B. Ehrlich (“Ehrlich”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Cash, Gianos, Holmes, Kliman, Oronsky, Rosch, Cleveland, Ehrlich, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2011.

3.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS InterWest Management Partners IX, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,983,884 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,983,884 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

4.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Harvey B. Cash

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Cash owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

5.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Bruce A. Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Cleveland owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

6.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Christopher B. Ehrlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		20,316 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,316 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,200 shares of Common Stock (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8% (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Represents shares issuable upon exercise of a stock option held by Ehrlich within 60 days of the date of this filing.
(3) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX.
(4) Consists of shares reflected in footnotes (2) and (3).
(5) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

7.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Philip T. Gianos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Gianos owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

8.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS W. Stephen Holmes III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Holmes owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

9.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Nina S. Kjellson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kjellson owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

10.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Gilbert H. Kliman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Kliman owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

11.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Khaled A. Nasr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Nasr owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

12.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Arnold L. Oronsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Oronsky owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

13.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Douglas A. Pepper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Pepper owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

14.

CUSIP No.	89354 M 10 6

1	NAMES OF REPORTING PERSONS Thomas L. Rosch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,983,884 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,983,884 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,983,884 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) The shares are owned by InterWest IX. IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Rosch owns no securities of the Issuer directly as of the date of this filing.
(3) This percentage set forth on the cover sheets is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.

15.

Item 1. Security and Issuer
a)	This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Transcept Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 1003 W. Cutting Blvd., Suite 110, Point Richmond, California 94804.
Item 2. Identity and Background
a)
The persons and entities filing this statement are InterWest Partners IX, L.P. (“InterWest IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with InterWest IX, the “InterWest Entities”), Harvey B. Cash (“Cash”), Philip T. Gianos (“Gianos”), W. Stephen Holmes (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Thomas L. Rosch (“Rosch”), Bruce A. Cleveland (“Cleveland”), Christopher B. Ehrlich (“Ehrlich”), Nina Kjellson (“Kjellson”), Khaled A. Nasr (“Nasr”), and Douglas A. Pepper (“Pepper”). Together with the InterWest Entities, Cash, Gianos, Holmes, Kliman, Oronsky, Rosch, Cleveland, Ehrlich, Kjellson, Nasr and Pepper are herein collectively referred to as the “Reporting Persons”).

b)	The address of the principal place of business of each of the Reporting Persons is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.

c)	The principal business of each of the Reporting Persons is the venture capital investment business.

d)
During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)
During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are United States citizens; InterWest IX is a California limited partnership and IMP IX is a California limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP IX (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
On January 30, 2009, Novacea, Inc. (“Novacea”) completed its business combination with Transcept Pharmaceuticals, Inc. (“TPI”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization among Novacea, Pivot Acquisition, Inc., a wholly owned subsidiary of Novacea, and TPI, dated as of August 29, 2008 (the “Agreement”), as amended on December 23, 2008 by the Amendment to Agreement and Plan of Merger and Reorganization (the “Amendment,” along with the Agreement, collectively, the “Merger Agreement”), pursuant to which TPI became a wholly owned subsidiary of Novacea (the “Merger”).
Also on January 30, 2009, in connection with the Merger, Novacea effected a 1-for-5 reverse stock split of its common stock, the name of Novacea was changed to “Transcept Pharmaceuticals, Inc.”, and the name of TPI became Pivot Acquisition, Inc. Following the closing of the Merger, the business conducted by Transcept became primarily the business conducted by TPI immediately prior to the Merger. The Merger, reverse stock split and the name change of Novacea were approved by the stockholders of Novacea at a special meeting of Novacea stockholders held on January 27, 2009. Upon the closing of the Merger, InterWest IX was the owner of 1,251,808 shares of the TPI as reflected on the statement on Schedule 13G filed with the Commission on February 4, 2011.
On September 20, 2011, InterWest IX acquired 514,848 shares of the Issuer’s Common Stock, at an average purchase price of $6.58 per share and an aggregate gross purchase price of $3,390,274.08. On September 21, 2011, InterWest IX acquired 217,228 shares of the Issuer’s Common Stock, at an average purchase price of $7.24 per share and an aggregate gross purchase price of $1,573,121.73. The funds used by InterWest IX to acquire the securities described herein were obtained from capital contributions by their respective partners. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. Ehrlich is a member of the Board of Directors of the Issuer and also serves as a Venture Member of IMP IX, which serves as the general partner of InterWest IX.

16.

Item 4. Purpose of Transaction
InterWest IX agreed to purchase the securities described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

	Shares	Sole	Shared	Sole	Shared	Beneficial	Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Ownership	of
Reporting Persons	Directly (1)	Power (1)	Power (1)	Power (1)	Power (1)	(1)	Class (1, 4)

InterWest IX	1,983,884	1,983,884	0	1,983,884	0	1,983,884	14.7%

IMP IX (2)	0	1,983,884	0	1,983,884	0	1,983,884	14.7%

Cash (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Cleveland (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Ehrlich (3)	20,316	20,316	1,983,884	20,316	1,983,884	2,004,200	14.8%

Gianos (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Holmes (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Kjellson (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Kliman (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Nasr (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Oronsky (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Pepper (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

Rosch (2)	0	0	1,983,884	0	1,983,884	1,983,884	14.7%

17.

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)
IMP IX serves as the general partner of InterWest IX. Cash, Gianos, Holmes, Kliman, Oronsky and Rosch are Managing Directors of IMP IX, and Cleveland, Ehrlich, Kjellson, Nasr and Pepper are Venture Members of IMP IX and share voting and dispositive power over the shares held by InterWest IX, and may be deemed to own beneficially the shares held by InterWest IX. Pepper, Cash, Gianos, Holmes, Kliman, Oronsky, Rosch, Cleveland, Ehrlich, Kjellson and Nasr own no securities of the Issuer directly as of the date of this filing.

(3)
Amounts for Ehrlich reflected in the columns “shares held directly,” “sole voting power” and “sole dispositive power” represent shares issuable within 60 days of the date of this filing upon exercise of a stock option that Ehrlich holds by virtue of his service as a director of the Issuer.

(4)	This percentage is calculated based on 13,522,672 shares of the Common Stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed with the Commission on August 15, 2011.
The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.	Agreement regarding filing of joint Schedule 13D.

18.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 28, 2011
InterWest Partners IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. Stephen Holmes III
Managing Director

InterWest Management Partners IX, LLC

By:	/s/ W. Stephen Holmes III
W. Stephen Holmes III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Harvey B. Cash

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Thomas L. Rosch

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Christopher B. Ehrlich

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

19.

SCHEDULE I
Managers:
Harvey B. Cash
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Philip T. Gianos
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
W. Stephen Holmes III
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Gilbert H. Kliman
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Arnold L. Oronsky
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Thomas L. Rosch
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Venture Members:
Bruce A. Cleveland
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Christopher B. Ehrlich
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America

20.

Nina S. Kjellson
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Khaled A. Nasr
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America
Douglas A. Pepper
c/o InterWest Partners
2710 Sand Hill Road, Suite 200
Menlo Park, California 94025
Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX
Citizenship: United States of America

21.

EXHIBIT INDEX
A.	Agreement regarding filing of joint Schedule 13D.

22.